Exhibit 99.1

Costamare Inc. 2013 Annual Meeting of Stockholders

Athens, Greece – September 10, 2013 --  As previously announced, Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, has called an annual meeting of the stockholders to be held in Athens, Greece on Thursday, October 31, 2013.

Stockholders of record at the close of business on Thursday, September 19, 2013 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof. This is a change from the previously announced record date of September 16, 2013.

Formal notice of the meeting and the Company’s proxy statement will be sent to stockholders of the Company in due course.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of 59 containerships, with a total capacity of approximately 336,400 TEU, including six newbuild containerships on order and three vessels acquired pursuant to the Framework Agreement with York Capital Management. In addition, jointly-owned entities under the Framework Agreement have recently contracted for two additional newbuilds. The Company’s common stock and Series B Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE” and “CMRE PR B”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”.  In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions.  These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison & Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com